Mail Stop 6010

									February 9, 2006


David S. Barlow, Chairman
Molecular Insight Pharmaceuticals, Inc.
160 Second Street
Cambridge, Massachusetts  02142


Re:  	Molecular Insight Pharmaceuticals, Inc.
Amendment No. 1 to Form S-1 Registration Statement
	File No. 333-129570


Dear Mr. Barlow:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors - page 8

We have no commercial manufacturing facility for Zemiva or any of our other product candidates and no experience in manufacturing products for commercial purposes... - page 13

1. We have considered your response to comment 19. The risk factor, however, does not contain the acknowledgement referenced in the response that you may be required to use proceeds from the offering to assist in the funding of the manufacture of Zemiva.

Use of Proceeds - page 26

2. We note the revisions you made in response to comment 29. However, the revised disclosure does not discuss how far you anticipate the proceeds will get you in your progress towards commercialization. If you anticipate needing additional funds for these purposes, please also disclose the source and amounts of additional funding you anticipate using.

Business - page 46

Strategic Agreements - page 55

3. We have considered your response to comment 32. Please note that we are unwilling to grant confidential treatment for the aggregate amounts of milestone payments you are required to make, the existence of an obligation to make minimum royalty payments, and annual licensing fees. Please revise the disclosure accordingly.

Note 3. Stock Based Compensation

4. In your response to our comment 48, you state that you did not provide the requested information in the disclosures to the company`s consolidated financial statements. We believe that these disclosures are important to an investor`s understanding. Please disclose in the notes to the financial statements the following information for equity instruments granted since January 1, 2004 through the date of your response:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option

* Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or restrospective

* Whether or not the valuation specialist was a related party

5. Also, disclose in the Management`s Discussion and Analysis the following information relating to your issuances of equity instruments:

* A more in-depth discussion of significant factors, assumptions, and specific methodologies used in determining fair value

* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price

You may refer to the AICPA Audit and Accounting Practice Aid
Series:
Valuation of Privately-Held-Company Equity Securities Issued as
Compensation pages 74-75.





*	*	*	*	*




 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sasha Parikh at 202-551-3627 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Gabor Garai, Esq.
	Foley & Lardner LLP
	111 Huntington Avenue
	Boston, Massachusetts  02199
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David S. Barlow
Molecular Insight Pharmaceuticals, Inc.
February 9, 2006
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